Exhibit 99.2

PURE NICKEL INC.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED NOVEMBER 30, 2010

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

MANAGEMENT DISCUSSION AND ANALYSIS

Background and overview

This Management Discussion and Analysis (MD&A) is intended to assist readers in understanding Pure Nickel Inc. (“Pure Nickel,” the “Corporation,” “we,” “our,” “us”), its business environment and future prospects. This MD&A should be read in conjunction with our consolidated financial statements and related notes for the year ended November 30, 2010. Information herein includes any significant developments to January 28, 2011, the date on which this MD&A was approved by our directors.

We are in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. Our intention is to explore undeveloped properties with the expectation of developing them to a level where an ore body is indicated or likely. We would then expect to develop a joint venture or purchase option with a larger mining company to further develop the property and, if justified, to take the property into production. At that point we would expect to retain an interest in the property: either a percentage of ownership, or receive a percentage royalty from the production.

Our common shares trade on the Toronto Stock Exchange under the symbol “NIC,” and on the Over the Counter Bulletin Board in the United States under the symbol “PNCKF”. Our consolidated financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). (We disclose differences between Canadian GAAP and United States GAAP in a note to our consolidated financial statements.) Unless otherwise indicated herein, all dollar amounts are stated in Canadian dollars.

We were incorporated under the Company Act (British Columbia) on April 29, 1987, and continued under the Canada Business Corporations Act on April 7, 2009. We conduct our U.S. operations through a wholly-owned subsidiary, Nevada Star Resource Corp. (U.S.), a Nevada corporation. Nevada Star Resource Corp. (U.S.) owns a 70% participating interest in MAN Alaska LLC, a Delaware limited liability company.

Exploration Projects

We have mineral rights to a number of exploration properties in various stages of exploration in North America. We continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us.

Exploration during 2010 was focused on the MAN property where our option partner ITOCHU Corporation funded the program which included 6,700 metres of drilling. Additional staking of ground adjacent to the Rainbow property followed by a Mobile Metal Ion (MMI) survey was also completed. Our option partner on the Tower property, Rockcliff Resources Inc. commenced drilling in 2010. A summary of the properties is presented in the table on pages 5-6.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

MAN Alaska property

With our project partner, Itochu Corporation, we agreed on a US$7.5 million ($7.7 million) exploration program for the MAN project in Alaska this year. This represented a 70% increase over the 2009 budget. Itochu has earned a 30% interest in the property by funding US$14 million of exploration costs since 2008, and by exercising its option in March 2010. Itochu may earn up to 75% by incurring US$40 million of exploration expenditures on the MAN property by 2013.

The objectives of the 2010 program were surpassed by the discovery of stratiform Platinum Group Element (PGE) horizons and the intersections of narrow, high grade nickel-copper massive sulphide.

Analysis of over 3,400 assay core samples revealed stratigraphic horizons in the Alpha and Beta Complexes that have elevated platinum and palladium values strongly suggesting that stratiform PGE mineralization (platinum and palladium) is present, similar to that found in other stratiform PGE bearing complexes elsewhere in the world. Laterally extensive platinum and palladium cyclicity patterns have been recognized over a distance greater than 2.7 kilometres in the Alpha complex. In addition narrow intersections of high grade semi-massive sulphide lenses were discovered returning grades of 3.42% nickel and 4.27% copper.

During the 2010 exploration program we completed approximately 6,700 metres of drilling, in a total of nine holes; six holes on the 30 km long Alpha Complex and three holes on the southern Beta complex. Highlights from the 2010 drill program include:

1.	Two discrete PGE-enriched horizons have been identified on the Alpha Complex.
2.

The shallowest and thinnest PGE horizon (~ 12 metres) was intersected at approximately 100-130 metres below surface and can be correlated in drill holes PNI-10-028,033,035 and 036 over a strike length of 2.67 kilometres.

3.

A thick (> 20 meters) disseminated sulphide horizon averaging 2.47% sulphide in drill hole PNI- 10-036 is also observed in hole PNI-10-028 at least 2.67 kilometres apart. The relatively high platinum and palladium concentrations in rocks with such low sulphide content, and the associated well developed metal cyclicity recorded in these rocks is a characteristic feature of low-sulphide PGE-enriched environments that host reef-type PGE mineralization.

4.

Drill hole PNI-10-036 returned combined platinum and palladium assays of 318 ppb over greater than 20 metres. In previous year’s (2003) drill hole FL-009 (located 1.2 kilometres east of PNI- 10-036) returned assays of 1175 ppb platinum and 1022 ppb palladium (returning a combined platinum and palladium assay of 2.197 grams/ton) over 2.7 meters in rock with an average sulphide content of 2.97%. This suggests that a favourable magmatic environment was operative to develop Platinum Group Element enriched horizons in the central portion of the Alpha Complex.

5.

Hole PNI-10-036 returned a combined platinum and palladium value of 252.8 ppb over 165.9 metres. Typical background value of combined platinum and palladium in a peridotite ranges from 2.8 ppb to 29 ppb (Crocket J. H., 2002, Platinum-Group Element Geochemistry of Mafic and Ultramafic Rocks. CIM Special Volume 54, p. 177-210).

6.	Several thin (7-11 centimetre) semi-massive nickel and copper sulphide zones were intersected in drill holes PNI-10-028 and 10-035 on the Alpha Complex, returned a maximum of 3.42% Ni and 4.27% Cu.
7.

Several drill holes (PNI-01-028, 029, 030, 033, 035, 036) encountered multiple disseminated sulphides zones ranging from 14.9 m to 139.75 m in thickness of disseminated nickel mineralization returning grades greater than 0.23% Ni.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

Rainbow, Nunavut

We expanded this property by 19 claims during the second quarter, increasing the size of the Rainbow property to approximately 19,850 hectares. The enlarged claim group covers a 40 km belt of sulphide-bearing oxide iron formation and basic volcanics. At the beginning of September we performed a small geochemistry soil sampling field exercise.

Tower Property, Manitoba

The Tower property is contiguous with Pure Nickel’s William Lake claims in the Thompson Nickel Belt, and is currently under option to Rockcliff Resources Inc. On March 5, 2010 we extended the time for Rockcliff to perform the exploration work required under the agreement. In consideration for extending the time, Rockcliff granted us 1,250,000 common share purchase warrants exercisable at $1.50 per share and an expiry of the earlier of February 21, 2013 or two years after Rockcliff is able to commence exploration of the Tower property.

Rockcliff has completed the first phase of its exploration program which included gridding, a surface and bore hole geophysical survey and a diamond drilling program. Six holes were completed, highlights from the program include:

  TP10-001 - 3.4% copper, 1.2g/t gold, 0.7% zinc and 18.6g/t silver across 2.65m including 10.5% copper, 3.6g/t gold, 2.0% zinc and 56.1g/t silver across 0.85m;

  TP10-002 - 3.6% copper, 0.5g/t gold, 1.4% zinc and 19.0g/t silver across 2.6m including 6.4% copper, 0.8g/t gold, 2.3% zinc and 33.9g/t silver across 1.40m;

  TP10-004 - 7.0% copper, 2.0g/t gold, 1.3% zinc and 32.2g/t silver across 2.65m including 11.5% copper, 2.7g/t gold, 2.0% zinc and 49.7 silver across 1.00m;

  TP10-005 - 3.3% copper, 0.3g/t gold, 0.8% zinc and 17.6g/t silver across 7.45m including 9.8% copper, 0.9g/t gold, 2.2% zinc and 51.5g/t silver across 2.4m;

  TP10-006 - 2.0% copper, 0.4g/t gold, 0.5% zinc and 18.9g/t silver across 2.60m including 11.78% copper, 1.87g/t gold, 2.7% zinc and 46.5g/t silver across 0.20m (Tower Zone);

  TP10-006 - 27.43g/t gold, 1.28% copper, 0.9% zinc and 31.4g/t silver across 0.25m (Gold Vein).

Copper King, Milford, Utah

The Copper King, Milford properties were being operated by Copper King Mining Corporation (including its subsidiary, Western Utah Copper Company – “WUCC”). Under the terms of the original agreement with WUCC we were to receive 1% of the net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties were capped at US$10 million ($10.3 million) and may have been subject to a net profits interest on copper production from certain claims (held by a group of private investors that include one of our directors) which will not exceed US$1.2 million ($1.2 million) in the aggregate. In addition there may have been a 2% net smelter return royalty on certain claims, held by another party.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

In November 2008, WUCC failed to put our claims into production in accordance with the terms of the agreement, thereby entitling us (through our subsidiary) to exercise our option to reacquire the claims. In June 2009, after repeated attempts to confirm the precise production status of this project, we launched an action asking the Federal Court in Utah to decide the following:

1.	Was WUCC in production in accordance with our agreement?
2.	Did force majeure apply?
3.	If they were not in production and force majeure did not apply, do we have the right to take back our claims under the agreement?

Western Utah Copper Company filed a counterclaim to our original action. We believe the counterclaim is without merit.

On January 28, 2010, we advised WUCC that we were exercising our option to reacquire the claims.

In May 2010, WUCC and its parent company filed for Chapter 11 bankruptcy and appointed a new Chief Executive Officer. The company has significant secured and unsecured debts and today its current assets are likely worth far less than the outstanding loans. New management is attempting to reorganize the business. Our litigation was automatically stayed due to the Chapter 11 filing.

We have requested that the court lift the stay in connection with our litigation as we believe that resolution of our claims is a critical element in the bankruptcy. We await the court’s decision.

On August 27, 2010, a new action was launched against us by WUCC. This action is very similar to the counterclaims made in response to our original lawsuit. Management is of the opinion the court actions and related claims by WUCC are without merit and that the most likely outcome is that management of the property, upon which the operation’s concentrate mill is located, will revert back to us. Failing that, we believe that the actions taken by us will ensure that the agreement under which we filed the claim for declaratory relief remains in place and is confirmed by the court. However, the outcome of litigation is always uncertain.

Other properties

On March 23, 2010 we announced that we did not renew the Harp Lake, Labrador claims. The decision was based on the low potential of the Harp Lake property in relation to our other property claims.

On July 7, 2010 we announced that our option agreement with Minergy Ltd on the Nuvilik property in Quebec was terminated.

In November 2010 we made the decision not to renew the mining claims on the SR1 portion of the Raglan property.

Summary

We have mineral rights to a number of properties in various stages of exploration in North America. A summary of the properties is presented below.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

Property	Location	Claims area (approx.)	Comments
MAN	Alaska (400 km NE of Anchorage, 265 km SE of Fairbanks)	40,380 hectares	The property is currently in the early exploration stage. We regard MAN as one of our more important properties and are operating under an option agreement with Itochu Corporation., under which, as amended, Itochu has acquired a 30% participating interest in the property, and funded the 2010 exploration program.
William Lake	Manitoba (70 km from Grand Rapids)	30,553 hectares	We consider William Lake to be one of our premier properties. An extensive exploration program was conducted during 2008.
Tower Property		7,627 hectares	In February, 2008, we granted an option to Rockcliff Resources Inc. under which it may earn up to a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block. Rockcliff commenced exploration in October 2010.
Salt Chuck	Alaska, Prince of Wales Island	1,082 hectares	The property is currently in the early exploration stage.
Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	19,713 hectares	The property is currently in the early exploration stage. We consider Fond du Lac to be one of our more promising properties, as results from two exploration programs have yielded encouraging results.
Manibridge	Manitoba (128 km SW of Thompson )	274 hectares	We have a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each of us contributes properties and funds for preliminary exploration activities. We also have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.
Forgues and Haut Plateau East	Quebec (180 km NW of Sept Isles)	1,168 hectares	Manicouagan Minerals Inc. has earned a 50% interest in the property by making the required options and exploration expenditures.
Raglan SR1, Nuvilik	Quebec	45,680 hectares	The properties are currently in the early exploration stage. In November 2010 we decided not to renew the mining claims on the SR1 portion of the Raglan property.
Rainbow	Nunavut (380 km NW of Churchill, and 612 km N of Thompson)	19,850 hectares	The property is currently in the early exploration stage. In 2010 soil geochemical survey was completed.
Copper King, Milford	Utah	2,830 hectares	The property is operated by Copper King Mining Corporation, and its subsidiary Western Utah Copper Company. Our agreement is to receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million ($10.3 million) and may be subject to a Net Profits Interest on copper production from certain claims (held by a group of private investors, which includes a current director of the Corporation) which will not exceed US$1.2 million ($1.2 million) in the aggregate, and a 2% net smelter return royalty on certain claims, held by another party. Also, please see narrative above.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

Exploration Plans

We are developing plans for our 2011 exploration program. We continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us.

Selected Financial Information

	12 months ended Nov. 30, 2010 $	12 months ended Nov. 30, 2009 $	12 months ended Nov. 30, 2008 $
Revenues	Nil	Nil	Nil
Operating expenses	1,481,601	1,269,173	1,972,406
Loss from operations	(1,481,601)	(1,269,173)	(1,972,406)
Other expenses, net	(827,165)	(142,015)	(459,634)
Net loss	(2,308,766)	(1,411,188)	(2,432,040)
Total assets	42,899,214	44,773,605	46,210,759
Shareholders’ equity	42,460,757	44,448,587	45,754,932
Outstanding common shares	67,832,226	67,765,559	67,765,559
Dividends per common share	Nil	Nil	Nil
Net income (loss) per share *	(0.03)	(0.02)	(0.04)

* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Results of Operations – year ended November 30, 2010

We received no operating revenues during the year ended November 30, 2010, which is unchanged from the previous year. We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

We reported a net loss of $2,308,766 or $0.03 per share for the year ended November 30, 2010, compared to a net loss of $1,411,188 or $0.02 per share for the year ended November 30, 2009. Of the loss, $641,080 was a non-cash expense related to the write-down of two mineral properties, SR1 Raglan and Harp Lake. During the year, we decided to not renew our mining claims on those two properties so that we could focus our resources on our other properties.

Our results included a loss on foreign exchange of $66,764, a reduction from a loss of $217,206 in the previous year. Our policy has been to maintain U.S. cash balances for the payment of expenses incurred in U.S. dollars so the loss results from the appreciation of the Canadian dollar during the last part of the year. The Canadian dollar continued to strengthen, resulting in the loss, but our U.S. dollar exposure has been reduced from the previous year because our MAN Alaska mineral property was moved into a joint venture during the year which had the effect of reducing our exposure since the net U.S. dollar monetary assets held by the joint venture do not expose us directly to foreign exchange risk.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

General and administrative expenses for the year ended November 30, 2010 were $1,481,601 compared to $1,269,173 in the previous year. The increase in expenses is attributable primarily to non-cash stock-based compensation which increased to $320,936 from $104,843 in the previous year. That amount increased because most of those payments that related to incentive compensation for 2009 were not approved or paid until 2010. Excluding the effect of that change, administration and general expense in 2010 was almost unchanged from the previous year.

Interest income decreased to $34,679 for the year ended November 30, 2010 compared to $66,816 for the comparative period due to a decrease in cash balances and a reduction in interest rates over the year. We invest idle funds conservatively so that returns are quite low. Part of the decrease in interest income resulted from the cash funding the MAN project being held in the new joint venture rather than by us directly.

Change in fair value of investments is reported as a loss of $154,000 compared to a gain of $8,375 for the comparative period. When we receive warrants as part of an option agreement with a venture partner, under GAAP we are required to record the warrants at their fair value, and then record changes in their fair value at each balance sheet reporting date. The loss resulted from changes in the fair value of the warrants, which are recorded as Investments of $49,750 at November 30, 2010.

Cash used by operating activities was $1,102,353, a reduction from $1,521,680 in the prior year. In addition, investment in mineral properties used an addition $825,702, compared to $705,912 in the previous year. Cash through financing activities in the year of $507,800 (US$500,000) resulted from Itochu exercising its property option to acquire a 30% interest in the MAN Project in March 2010.

Results of operations – three months ended November 30, 2010

We received no operating revenues during the three months ended November 30, 2010, which is unchanged from the three months ended November 30, 2009. We do not currently generate revenues or cash flows from operations (except for interest income and some payments related to mineral properties that are credited to mineral properties on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

We reported a net loss of $843,874 or $0.01 per share for the three months ended November 30, 2010, compared to a net loss of $520,241 or $0.01 per share for the three months ended November 30, 2009. The loss was increased by a $625,626 loss due to our decision to not renew the mining claims on the SR1 portion of the Raglan property.

General and administrative expenses for the three months ended November 30, 2010 were $153,918 compared to $465,473 for the three months ended November 30, 2009. The comparative figure was unusually high due to the timing of the inclusion of certain consulting and management fees.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

Quarterly Information

Selected financial information for the previous eight quarters is set out below.

	Quarter ended Nov. 30, 2010 $	Quarter ended Aug. 31, 2010 $	Quarter ended May 31, 2010 $	Quarter ended Feb. 28, 2010 $
Revenues	Nil	Nil	Nil	Nil
Expenses	153,918	81,263	849,731	396,689
Net income (loss)	(843,874)	(117,517)	(953,435)	(393,940)
Net income (loss) per share*	(0.01)	(0.002)	(0.01)	(0.01)
	Quarter ended Nov. 30, 2009 $	Quarter ended Aug. 31, 2009 $	Quarter ended May 31, 2009 $	Quarter ended Feb. 28, 2009 $
Revenues	Nil	Nil	Nil	Nil
Expenses	465,473	103,651	330,850	369,199
Net income (loss)	(520,241)	(72,513)	(492,802)	(325,632)
Net income (loss) per share*	(0.008)	(0.001)	(0.007)	(0.005)
* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Liquidity and Capital Resources

Currently, none of our property interests generate revenue. Our capital needs have historically been met by the issuance of securities (either through private placements, the exercise of property options and stock options, and shares for services, property or other assets). Fluctuations in our share price will affect our ability to obtain future financing, and future financing will represent dilution to existing shareholders. In addition, such price fluctuations will influence the propensity of holders of our warrants to exercise them into shares of the Corporation.

We had cash and equivalents as well as short-term investments of $4,104,904 at November 30, 2010 compared to $5,527,662 at November 30, 2009. This balance includes restricted cash and cash equivalents of $85,931 (2009 - $86,946) which are funds invested in guaranteed investment certificates with maturities of less than three months as security for corporate credit cards. Working capital was $3,843,307 at November 30, 2010 compared to $5,351,560 at November 30, 2009. Current liabilities at November 30, 2010 consisted of accounts payable and accrued liabilities totalling $438,457 compared to $325,018 at November 30, 2009.

The exploration and development of our mineral projects will require substantial additional capital. A significant portion of the 2010 exploration program was funded by ITOCHU Corporation as part of the MAN project. Going forward, we continue to seek joint venture and other arrangements with partners by which we can advance the exploration of our properties without bearing all of the exploration costs directly. Management reviews the properties on a regular basis and abandons claims and writes off their book value when it is determined that further exploration is not likely to be productive.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

Management believes that the working capital on hand at November 30, 2010 will be sufficient to cover general and administrative expenses and property holding and exploration costs for the 2011 fiscal year.

Off-Balance-Sheet Arrangements

We have not entered into any off-balance-sheet financing arrangements.

Transactions with Related Parties

At November 30, 2010, $85,776 was due from MAN Alaska LLC, the joint venture of which we have a 70% participating interest, which amount was repaid in January 2011. During the year ended November 30, 2010, we incurred legal expenses with a firm of which a director was a principal during the period of $38,430 (2009 - $42,960) for legal services. The balance and transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

As described in Notes 7(a) and 7(e)(ii) to the consolidated financial statements, a director is part of a group of investors that may have a net profit interest in copper production of the Copper King property, and a director is the founder and a significant shareholder of Manicouagan Minerals which holds an option in one of the Company’s properties.

Proposed Transactions

We are not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have a material effect on our financial condition, results of operations and cash flows. At any time, however, we may have under consideration potential transactions in such categories as part of the continuous review of our business activities and opportunities.

Share Capital

At November 30, 2010, share capital was as follows:

Issued and outstanding common shares	67,832,226
Stock options	5,090,000

Critical Accounting Estimates and Policies

Our consolidated financial statements for the year ended November 30, 2010 are prepared in accordance with Canadian GAAP. Management makes certain estimates and relies upon certain assumptions related to reporting our assets and liabilities as well as results of operations in conformity with Canadian GAAP. Actual results will differ from these estimates and assumptions.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

The most significant accounting estimates for us relate to the carrying values of our mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. The estimated values of all properties are assessed by us on a continual basis, and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If properties are put into production, the costs of acquisition and exploration are written off over the life of the property, based upon the estimated economic reserves. Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period.

Following are our more critical accounting policies.

Mineral Properties

Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess is recognized as income.

Foreign Exchange Loss

The consolidated financial statements are stated in Canadian dollars, which is our functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

Financial Instruments, including Investments

Financial instruments are measured at fair value upon initial recognition. After initial recognition, financial instruments are measured at their fair values, except for loans and receivables and other financial liabilities, which are measured at amortized cost. We have designated cash and cash equivalents and restricted cash as held-for-trading. Short-term investments are designated as available-for-sale. Accounts receivable are classified as loans and receivables and approximate fair value. Accounts payable and accrued liabilities are classified as other financial liabilities and approximate fair value.

Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statement of operations and deficit.

Loss per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options and warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

Stock Based Compensation

We have a plan for granting stock options to management, directors, employees and consultants. We recognize compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. We estimate the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

Changes in Accounting Policies

International Financial Reporting Standards

We will be required to adopt International Financial Reporting Standards (IFRS) effective December 1, 2011, so that the first time that we report under IFRS will be for the three months ended February 29, 2012. The conversion to IFRS will affect our accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may affect certain business processes such as foreign exchange conversion, and the interpretation of some contracts.

Our conversion plan has four phases: scoping and planning, detailed assessment, implementation, and post-implementation. We are currently in the detailed assessment phase which entails, among other things, selecting accounting policies under IFRS and under IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” and determining the effect of their adoption on our financial systems and statements. We plan to prepare a mock-up of IFRS financial statements for review by the audit committee during fiscal 2011, and identify the additional information that will be required for IFRS disclosure

IFRS 1 provides companies adopting IFRS for the first time with some optional exemptions as well as certain mandatory exemptions for the preparation of the opening balance sheet. Our current assessment of the IFRS exemptions is as follows:

  We have the option of applying the requirement of IFRS 2 Share-Based Payment to share-based payments to equity instruments that vested before December 1, 2011, or to apply the requirements of IFRS 2 only to share-based payments that are not vested as of December 1, 2011. We expect to elect to apply the requirements of IFRS 2 only to share-based payments that are not vested as of December 1, 2011.

  We have the option of electing to not apply IFRS 3 Business Combinations retrospectively to past business combinations. We expect to elect to apply IFRS 3 for business combinations effective December 1, 2011.

We are in the process of analyzing the effect of adopting IFRS on our financial statements. Some of the more important choices and implications of converting to IFRS are as follows:

  Exploration and evaluation costs: We expect that our current accounting policy will continue under IFRS.

  Asset impairment: Under IFRS, we must assess at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, we would estimate the recoverable amount of the asset, which is defined as the higher of an asset’s fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset. An impairment loss must be recorded if the carrying value of the asset is less than the recoverable amount of the asset. The first step in recognition of an impairment loss under Canadian GAAP is based on undiscounted cash flows, which does not exist under IFRS. Therefore an impairment loss could be recognized under IFRS earlier than under Canadian GAAP. However, a change in the estimates used to determine an asset’s recoverable amount since the last impairment loss was recognized could result in a reversal of an impairment loss recognized in prior periods for an asset other than goodwill, whereas no such reversal is possible under Canadian GAAP. We will assess whether there are any impairment indicators on the transition date.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

  Assets Retirement Obligations: IFRS defines asset retirement obligations (AROs) as legal or constructive obligations. Under IFRS, AROs are calculated using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability) and is revised every reporting period to reflect changes in assumptions or discount rates. Under Canadian GAAP, AROs are calculated using a current credit-adjusted, risk-free rate for upward revisions and the original credit-adjusted, risk-free rate for downward revisions. The original liability is not adjusted for changes in current discount rate. Currently we have not incurred any AROs related to the exploration of our mineral properties and will adopt the IFRS method in the calculation of AROs when AROs are recognized.

  Foreign Exchange: Under IFRS, an operation is required to determine its functional currency in accordance with the standard and translate all foreign currency items into its functional currency. Upon consolidation, all assets and liabilities of the consolidated operations with a functional currency that is different than the presentation currency are translated at the closing rate at the date of the balance sheet. Canadian GAAP, on the other hand, requires each foreign operation to be classified as integrated or self-sustaining operations. Management has not yet determined the full accounting effect under IFRS.

  Share-based Payments: Under IFRS, each installment is to be treated as a separate share option grant with graded-vesting features, forfeitures are to be estimated at time of grant and revised if actual forfeitures are likely to differ from previous estimates and options granted to parties other than employees are measured on the date the goods or services received. The concept of employees and other providing similar services under IFRS is a broader concept under IFRS. The Company is currently recording its stock based compensation expenses on a straight line basis over the vesting period and forfeitures as they occur. The transition to IFRS would likely result in more variability in the compensation expenses.

The above comments should not be considered as a complete list of changes that will result from the transition to IFRS our analysis is still in progress and no final determinations have been made where choices of accounting policies are available. In addition, the accounting bodies responsible for issuing Canadian and IFRS accounting standards have significant ongoing projects that could our financial statements, including projects regarding income taxes, financial instruments and joint venture accounting. In addition, there is an extractive industries project currently underway that will lead to more definitive guidance on the accounting for exploration expenditures, but this is still in the discussion paper stage and may not be completed for some time. We are continuing to monitor the development of these projects and will assess their impact in the course of our transition to IFRS.

Other changes

In January 2009, the CICA issued CICA Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-Controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. We adopted these sections effective December 1, 2010, which had no effect on our consolidated financial statements.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

Disclosure Controls and Procedures

Our CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument (NI) 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

We designed the DC&P and ICFR, the latter of which was using the framework in Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by COSO, which is based upon their earlier publication Internal Control – Integrated Framework, to provide reasonable assurance that material information relating to us is made known to our CEO and CFO during the reporting period; and information required to be disclosed by us in our filings under securities legislation is recorded, processed, summarized and reported within the required time periods; and provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP.

Our CEO and CFO evaluated the design effectiveness of the DC&P and ICFR, as defined by NI 52-109, as of November 30, 2010. Based on this evaluation, they concluded that the designs of the DC&P and ICFR were effective as of November 30, 2010. NI 52-109 also requires Canadian public companies to disclose in their MD&A any change in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No change to ICFR has occurred during the fourth quarter.

Only reasonable rather than absolute assurance that misstatements would be prevented or detected on a timely basis by ICFR can be provided due to the inherent limitations of the ICFR system. Such limitations also apply to the effectiveness of ICFR as it is also possible that controls may become inadequate because of changes in conditions or deterioration in compliance with policies and procedures.

Economic Factors

Our financial performance will be directly affected by the exploration activities to be conducted on our projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), we will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements. In the future, should the development of our mineral projects occur, then our financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced.

We report our financial results in Canadian dollars although our revenues, if any, will be primarily earned in U.S. dollars, while our expenses are in both currencies. The Canadian dollar has shown significant volatility compared with the U.S. dollar. As a result, prices of commodities (such as nickel) as well as the Canadian value of disbursements incurred in United States funds have been highly volatile. We take this volatility and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating our business, prospects and projects and expenditures thereon.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

Risks

Any investment in our common shares involves a high degree of risk. Selected risk factors are shown below. Additional risk factors that you should consider are set out in our Annual Information Form available at www.sedar.com. For readers in the United States, please refer to our 20-F available at www.sec.gov/edgar.shtml

We have a limited operating history and as a result there is no assurance we can operate profitably or with a positive cash flow.

We are an exploration stage company. Our operations are subject to all the risks inherent in the establishment of an exploration stage enterprise and the uncertainties arising from the absence of a significant operating history. Investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The amounts disbursed by us in the exploration of the mineral claims may not result in the discovery of mineral deposits. Problems such as unusual or unexpected formations of rock or land and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. If the results of future exploration programs do not reveal viable commercial mineralization, we may decide to abandon our claims and in fact have abandoned some already.

If we do not obtain additional financing, our business will fail and investors could lose their investment.

We had cash and equivalents of $1,799,715 and working capital was $3,843,307 at November 30, 2010. We do not currently generate revenues or cash flows from operations (except for interest income and payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). Our business plan calls for substantial investment and costs in connection with the exploration of our mineral properties. In order to maintain certain of our property claims, we must incur certain minimum exploration expenditures on an ongoing basis. There can be no assurance that we will have the funds required to make such expenditures or that those expenditures will result in positive cash flow. There are no arrangements in place for additional financing and there is no assurance that we will be able to find such financing if required.

We are an exploration company with an accumulated deficit of $14,016,092 as at November 30, 2010. With ongoing cash requirements for exploration, development and new operating activities, it will be necessary to raise substantial funds from external sources. If we do not raise these funds, we will be unable to pursue our business activities, and our investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests that would negatively affect the market value of the shares.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

Because there is no assurance that we will generate revenues, we face a high risk of business failure.

We have not earned any revenues to date and have never had positive cash flow. Before being able to generate revenues, we will incur substantial operating and exploration expenditures without receiving any revenues. If we are unable to generate significant revenues from our activities, we will not be able to earn profits or continue operations. Based upon current plans, we expect to incur significant operating losses in the future. We cannot guarantee that we will be successful in raising capital to fund these operating losses or generate revenues in the future. There is no assurance that we will ever generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business may fail and our investors could lose some or all of their investment.

There are no known reserves of minerals on our mineral claims and there is no assurance that we will find any commercial quantities of minerals.

We have not found any mineral reserves on our claims and there can be no assurance that any of the mineral claims under exploration contain commercial quantities of any minerals. Even if commercial quantities of minerals are identified, there can be no assurance that we will be able to exploit the reserves or, if we are able to exploit them, that it can be done on a profitable basis. Substantial expenditures will be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site, and substantial additional financing may be required. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. The decision as to whether a particular property contains a commercial mineral deposit and should be brought into production will depend on the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists. Several significant factors will be considered, including, but not limited to: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices, which are highly cyclical; (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; (iv) ongoing costs of production; and (v) availability and cost of additional funding. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving no return or an inadequate return on invested capital.

Because of the speculative nature of the exploration of natural resource properties, there is substantial risk that our business will fail.

While the discovery of a commercially viable ore body may result in substantial rewards, few mineral properties which are explored are ultimately developed into producing mines. There is no assurance that any of the claims that we will explore or acquire will contain commercially exploitable reserves of minerals. Exploration for natural resources is a speculative venture involving substantial risk. Even a combination of careful evaluation, experience and knowledge may not eliminate such risk. Hazards such as unusual or unexpected geological formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides, and the inability of us to obtain suitable machinery, equipment or labour are all risks involved with the conduct of exploration programs and the operation of mines.

Development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

We are subject to market factors and volatility of commodity prices beyond our control.

The marketability of mineralized material that we may acquire or discover will be affected by many factors beyond our control. These factors include market fluctuations in the prices of minerals sought which are highly volatile, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be predicted, but may result in a very low or negative return on invested capital. Prices of certain minerals have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond our control. Future mineral prices cannot be accurately predicted. A severe decline in the price of a mineral being produced or expected to be produced by us would have a material adverse effect on us, and could result in the suspension of our exploration programs or mining operations.

Our stock price could be volatile

Market prices of securities of many public companies have experienced significant fluctuations in price that have not been related to the operating performance, underlying asset values or prospects of such companies. The market price of our common shares has been and is likely to remain volatile. Results of exploration activities, the price of nickel, future operating results, changes in estimates of our performance by securities analysts, market conditions for natural resource companies in general, and other factors beyond our control could cause a significant decline of the market price of our common shares.

If we do not make certain payments or fulfill other contractual obligations, we may lose our option rights and interests in our joint ventures.

We may, in the future, be unable to meet our share of costs incurred under option or joint venture agreements to which we are a party and we may have our interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, we may be unable to finance the cost required to complete programs. The loss of any option rights or interest in joint ventures would have a material, adverse effect on us.

We may not have good title to our mining claims, potentially impairing our value.

Our mineral property interests may be subject to prior unregistered agreements of transfers or native land claims, and title may be affected by undetected defects. There can be no assurance that we will be able to obtain the required mining and other permits for any of our mineral projects, if, as, and when mining operations come viable at such mining projects.

If key employees or consultants leave the company, we will be harmed since we are heavily dependent upon them for all aspects of our activities.

We are dependent upon key employees and contractors, the loss of any of whom could have a negative impact on our ability to operate the business and could cause a decline in the value of, or cash flows from, our properties or additional costs resulting from a delay in development or exploration of properties.

If we do not comply with all applicable regulations, we may be forced to halt our business activities and/or incur significant expense.

We are subject to government and environmental regulations. Permits from a variety of regulatory authorities are required for many aspects of exploration, mining operations and reclamation. We cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions, and delays in the development of our Canadian and/or U.S. properties, including those with respect to unpatented mining claims.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities that may result in operations ceasing or being curtailed; and may include corrective measures requiring capital expenditures, installation of additional equipment, or other expensive and/or time-consuming remedial actions. Parties engaged in the exploration or development of exploration properties may be required to compensate those suffering loss or damage by reason of such parties’ activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Our activities are not only subject to extensive federal, provincial, state and local regulations controlling the exploration and mining of mineral properties, but also the possible effects of such activities upon the environment as well as costs, cancellations and delays resulting from lobbying activities of environmental groups. Future legislation and regulations could cause additional disbursements, capital expenditures, restrictions and delays in the development of our properties, the extent of which cannot be predicted. Also, as noted above, permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. In the context of environmental permitting, including the approval of reclamation plans, we must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. If we become more active on our properties, compliance with environmental regulations may increase our costs. Such compliance may include feasibility studies on the surface impact of proposed operations; costs associated with minimizing surface impact, water treatment and protection, reclamation activities including rehabilitation of sites, on-going efforts at alleviating the mining impact on wildlife, and permits or bonds as may be required to ensure our compliance with applicable regulations. The costs and delays associated with such compliance may result in us deciding not to proceed with exploration, development or mining operations on any mineral properties.

Exercise of outstanding options, and other future issuances of securities will result in dilution of our common shares.

As of November 30, 2010, there were 67,832,226 common shares issued and outstanding as well as options as set out in the Share Capital note above.

The holders of the options are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the common shares. The holders of options may exercise such securities at a time when we would otherwise be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by those outstanding rights.

The increase in the number of common shares issued and outstanding and the possibility of sales of such shares may depress the market price of our common shares. In addition, as a result of any such issuances the votes of existing shareholders will be diluted.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2010

Forward-Looking Statements

This Management Discussion and Analysis includes forward-looking statements concerning our future performance, operations, and financial performance and financial condition. These forward-looking statements may include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. When used herein, the words “plan”, “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates, or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors including economic conditions, technological change, regulatory change, and competitive factors, many of which are beyond our control.

Future events and results may vary significantly from what is expected. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

Additional information about Pure Nickel is available on our website at www.purenickel.com, on the (Canadian) SEDAR website at www.sedar.com, and on the (U.S.) EDGAR website at www.sec.gov/edgar.shtml.